Form N-SAR, Sub-Item 77D

Policies with respect to security investments


Nuveen Premium Income Municipal Fund 2, Inc.

811-06621


The Board of the above referenced fund approved a change to the funds relating to credit quality. Under its revised investment policy, the fund may invest up to 35 percent of its portfolio in municipal securities rated BBB and below.